

May 9, 2013

Via E-mail
Thomas J. Fitzpatrick
Chief Financial Officer
Iridium Communications Inc.
1750 Tysons Boulevard, Suite 1400
McLean Virginia 22102

>   **Re: Iridium Communications Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 5, 2013**
>   **File No. 001-33963**

Dear Mr. Fitzpatrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 20

We are dependent on third parties to market and sell out products and services, page 29

1. We note that you identify Inmarsat as one of your two largest distributors, representing 10% of your fiscal 2012 revenues. We also note that you identify Inmarsat as one of your principal mobile satellite services competitors. Please tell us whether the competitive nature of your relationship with Inmarsat presents a material risk to Inmarsat's role as one of your material distributors. Supplement this risk factor going forward as necessary.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Credit Facility, page 40</u>

2. We note that your credit facility is approximately 72% of total liabilities. Please disclose the amount of each financial covenant based on the terms of your credit facility and the actual amount based on your financial statements for the current and prior fiscal years. In addition, discuss the reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity.

<u>Comparison of Our Results of Operations for the Year Ended December 31, 2012 and the Year Ended December 31, 2011, page 46</u>

3. Please discuss net income (loss) for each period. Where non-recurring events have a material impact on changes in net income or loss from period to period please describe these events. For example, we note that your determination to extend the estimated useful life of your current satellite constellation and the resulting reduction in depreciation expense during fiscal 2012 materially impacted the increase in net income reported in fiscal 2012.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Depreciation Expense, page 65</u>

4. We note that your 2012 updated assessment of the operating and useful life of your current satellite constellation resulted in a material improvement to your reported operating results. In this regard please tell us the following:
    *   How often and under what circumstances do you reassess and update your analysis of your satellite constellation's health and remaining useful life;
    *   Identify the assets whose lives were extended;
    *   Specify the carrying value of the assets subject to this revision;
    *   Specify the length of the new estimated useful operating lives and quantify the change from their previous estimated useful lives;
    *   What were the material factors you relied upon to justify an extension of estimated useful operating lives of these assets;
    *   Explain the interrelationship between your current and previous assessments of the operating and useful life of your current satellite constellation and your launch schedule of Iridium Next; and
    *   Explain how you expect to report and account for the subsequent de-commissioning and de-orbiting of your current satellite constellation, if applicable.

5. Further, it appears to us that your financial statement disclosures and your discussion of critical accounting policies in Management's Discussion and Analysis should be expanded to include robust discussions of accounting policies and methodologies for determining the useful operating lives of your satellite constellations and related ground stations.

2. Significant Accounting Policies and Basis of Presentation

Property and Equipment, page 65

6. Please disclose the estimated useful lives of your satellite system.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director